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                                                                      EXHIBIT 26


              [LETTERHEAD OF SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN]



                                                         October 5, 1994




Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

                   Re:  Borden, Inc.

Dear Marty,

          I am writing at the request and on behalf of our client, Japonica Partners. As you are aware Japonica has expressed to the Borden, Inc. board a continuing interest in providing to Borden's shareholders a more attractive alternative than the proposed transaction with Whitehall Associates, L.P. At our meeting in your offices Japonica sought to work cooperatively with Borden in formulating a proposal that could best serve this objective, but was told that in the view of Borden and its financial advisors, it was more appropriate for Borden's representatives to respond to a proposal.

          As requested at that meeting, Japonica is currently working on a proposal which it anticipates forwarding to Borden in a timely manner. However, its ability to formulate a proposal and the potential attractiveness of a proposal are being diminished by Borden's announced intention to continue divestitures.

          Japonica has written to Borden on numerous occasions to express its view that the sales of Borden's businesses are not in the interest of Borden's shareholders, especially at the price levels being realized. The persuasiveness of this view has been strengthened by the execution of the agreements with Whitehall. Because the value of Borden shares is fixed in those agreements, Borden shareholders can receive no value as a result of divestitures. On the other hand, by reducing the size of Borden's asset base, there is less opportunity to develop value that can be shared with Borden's shareholders. Furthermore, any other interested parties, such as Japonica, will find it more difficult to formulate attractive proposals when the composition of Borden is in such flux.

          Accordingly, maximizing shareholder value, the stated objective of Borden's representatives at our meeting, will be best served by a discontinuation of the divestitures. I submit that the fiduciary duty of Borden's board requires that it do no less.

          At our meeting, Japonica requested an opportunity to meet with Borden's board. We were told that this request would be communicated at the next board meeting; but as yet we have heard no reply. Japonica again requests the opportunity to meet with Borden's directors to discuss with them alternatives available to Borden's shareholders.

                                  Best regards.


                                  Sincerely,

                                  /s/ Marty
                                  ---------------

                                  Martin Nussbaum

MN:md

cc:  Paul B. Kazarian